UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For November 12, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Annual Meeting of Shareholders

FreeSeas Inc. (the “Company”) has announced that its annual meeting of shareholders will be held on December 11, 2012 (the “Annual Meeting”). In that regard, attached hereto as Exhibits 99.1 and 99.2 are copies of (i) the Notice of Annual Meeting and Proxy Statement; and (ii) Form of Proxy.

The Company’s Annual Report on Form 20-F/A (Amendment No. 2) (the “Annual Report”), which contains the Company’s audited financial statements for the year ended December 31, 2011, is being mailed to the Company’s shareholders and also posted on the Company’s website, www.freeseas.gr. Shareholders should go to the link “2012 Annual Meeting Materials” on the Investor Relations page of the Company’s website for a copy of the Annual Report, as well as copies of the Proxy Statement and form of Proxy for the Annual Meeting.

SUBMITTED HEREWITH:

Exhibits

99.1	Notice of Annual Meeting and Proxy Statement.

99.2	Form of Proxy.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: November 12, 2012
	By:	/s/ Ion G. Varouxakis
Name: Ion G. Varouxakis
Title: Chief Executive Officer and President

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